September 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE
Washington, D.C. 20549

Attn: Taylor Beech and Dietrich King

Re:	Falcon’s Beyond Global, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 1, 2023

Amendment No. 5 to Registration Statement on Form S-4

Filed September 5, 2023

File No. 333-269778

Dear Ms. Beech and Mr. King:

On behalf of our client, Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company” or “Falcon’s”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 11, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on September 1, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 6. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 6.

Amendment No. 4 to Registration Statement on Form S-4

Description of the Strategic Investment, page 80

1.	Your disclosure indicates that following the strategic investment, management concluded that the Company does not control FCG LLC and therefore it is deconsolidated and is accounted for as an equity investment in the Company’s consolidated financial statements. Given the Company’s 75% equity interest in FCG LLC, please explain why the Company does not believe that it controls FCG LLC.

Response: As discussed with the Staff, the Company has revised the disclosure on page 81 of Amendment No 6 to address the Staff’s comment. The Company further advises the Staff to see the response to Comment No. 4 below.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements

of Operations for the Strategic Investment, page 90

2.	Refer to adjustment (5) - Please explain in further detail how you calculated or determined the Company’s share of the losses on the Company’s equity method investment in FCG LLC.

Response: The Company determined its share of the losses on the Company’s equity method investment in FCG LLC in accordance with Accounting Standards Codification (“ASC”) Topic 323, Investments – Equity Method and Joint Ventures (“ASC 323”) and pursuant to the provisions of the third amended and restated limited liability company agreement of FCG LLC (the “FCG A&R LLCA”).

The Company calculated its share of the losses on the Company’s equity method investment in FCG LLC for the six months ended June 30, 2023 and year ended December 31, 2022 based on its share of the historical losses for those periods, as determined in accordance with the FCG A&R LLCA, and adjusted to give pro forma effect for the impact of the Preferred Return payable to the holders of the preferred units in FCG LLC, as if the Strategic Investment had been consummated on January 1, 2022, the beginning of the earliest period presented.

Specifically, Section 3.9 of, and the definitions of “Initial Investment Amount”, “Investment Amount”, “Preferred Liquidation Preference” and “Preferred Return” in, the FCG A&R LLCA provide as follow:

“Section 3.9 Redemption

At any time and from time to time after a Redemption Commencement Date, QIC may elect, in its sole discretion, to require the [FCG LLC] to redeem any or all of the outstanding Preferred Units for the Preferred Liquidation Preference of such Preferred Units as of the Redemption Date (as defined below) (the “Redemption Amount”).

“Initial Investment Amount” means the $30,000,000 investment by QIC into the [FCG LLC] pursuant to the Subscription Agreement.

“Investment Amount” means the Initial Investment Amount, as reduced from time to time to take into account any distributions, redemptions, return of capital or other payments (other than distributions pursuant to the Preferred Return, including pursuant to Section 4.2(a)(i)).

“Preferred Liquidation Preference” means, an amount equal to (a) the Investment Amount, plus (b) the Preferred Return.

“Preferred Return” means an amount necessary to result in a rate of return of 9% per annum, compounding annually on the Outstanding Units Investment Amount and accruing from the date hereof, as adjusted from time to time to take into account any distributions, return of capital or other payments.”

Pursuant to these provisions, QIC is entitled to a redemption amount of the initial $30 million investment plus the Preferred Return. As a result, QIC does not absorb losses from FCG LLC that would cause its investment to drop below the Preferred Liquidation Preference amount and any losses not absorbed by QIC are fully allocated to the Company. The Company considered ASC 970-323-17 by analogy and determined that this allocation of earnings and losses is substantive as it best represents cash distributions over the life of FCG LLC and on its potential liquidation.

The Company’s share of the losses on the Company’s equity method investment in FCG LLC in adjustment (5) does not include the amortization of the basis difference of the Company’s equity method investment in FCG LLC related to unrecognized customer relationship intangible assets, which has been reflected separately in adjustment (6) of Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information.

The Company further advises the Staff that it has revised the footnote disclosure describing adjustment (5) on page 90 of Amendment No. 6 to address the Staff’s comment.

3.	Refer to adjustment (6) - Please revise to disclose the amount of the basis difference of the Company’s equity investment in FCG LLC which is being amortized over a useful life of five years.

Response: As discussed with the Staff, the Company has revised the disclosure on page 90 of Amendment No. 6 to address the Staff’s comment; and respectfully advises the Staff that the basis difference of the Company’s equity investment in FCG LLC is an intangible asset related to customer relationships of approximately $17 million.

Falcon’s Beyond Global, LLC Interim Financial Statements

Notes to the Condensed Consolidated Financial Statements (Unaudited)

12. Subsequent Events, page F-165

4.	Your disclosure indicates that as of July 27, 2023, FCG LLC is deconsolidated and accounted for as an equity method investment in the Company’s consolidated financial statements due to consent rights granted to QIC that are determined to be significant participating rights. Please explain in further detail the nature of the consent rights that have been granted to QIC and explain in further detail why you believe deconsolidation is appropriate as a result of these rights given your 75% equity interest in this entity.

Response: As discussed with the Staff, the Company has evaluated the rights granted to QIC within the FCG A&R LLC Agreement. Specifically, the following have been determined to be substantive participating rights:

“Section 7.6 Approval Matters

(e) QIC Consent Rights. Until such date that QIC holds less than 25% of the Preferred Units it held as of the Effective Date, without the prior consent of QIC, the Company shall not, and shall cause each other Group Company not to (or, in the case of Section 7.6(e)(ii), (xiii), (xxiv) and (xxv) FBG shall not, and shall cause the Company Parent Entities not to):

. . .

(x) effect any investment, acquisition, joint venture, strategic partnership or similar arrangement, in each case, in which such transaction(s) or series of related transactions has an aggregate transaction value in excess of $1,000,000 over the course of any calendar year;

(xi) approve any project or other customer arrangement that would, individually or in the aggregate, interfere with the QIC Priority Commitment, including entry into an agreement that commits the services of the Group Companies or any employee thereof to be rendered on an exclusive or “priority” basis to a third-party for any period of time;

. . .

(xvi) incur any indebtedness for borrowed money in excess of $1,000,000;

. . .

(xx) approve, amend, deviate from or alter the Budget and Business Plan of the Company, in each case, unless approved by the Board (including the QIC Manager);”

A summary of the consent rights granted to QIC is disclosed on pages 208 through 210 of Amendment No. 6.

The Company first considered whether FCG LLC is a variable interest entity by evaluating the three conditions in ASC 810-10-15-14. The Company determined that FCG LLC does not meet any one of these criteria to be a variable interest entity. As a result, the Company considered the guidance applicable to voting interest model entities in ASC 810-10-15-10, which presents exceptions to consolidation by a reporting entity holding a majority of voting stock.

The Company next considered the guidance in ASC 810-10-25-1 which states (emphasis added):

For legal entities other than limited partnerships, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply (see Section 810-10-15). The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.

The Company then evaluated the definitions in ASC 810-10-20 and the guidance in ASC 810-10-25 regarding participating rights. Specifically, the Company considered the ASC 810-20 glossary definition of a participating right for a voting interest entity which states:

Participating rights allow the limited partners or noncontrolling shareholders to block or participate in certain significant financial and operating decisions of the limited partnership or corporation that are made in the ordinary course of business. Participating rights do not require the holders of such rights to have the ability to initiate actions.

For further analysis, the Company considered the guidance in ASC 810-10-25-2 and ASC 810-10-25-5 which states (emphasis added):

25-2 Paragraph 810-10-15-10(a)(1)(iv) explains that, in some instances, the powers of a shareholder with a majority voting interest or limited partner with a majority of kick-out rights through voting interests to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder or limited partner (referred to as noncontrolling rights). That paragraph also explains that, in paragraphs 810-10-25-2 through 25-14, the term noncontrolling shareholder refers to one or more noncontrolling shareholders and the terms limited partner and general partner refer to one or more limited or general partners. Paragraph 810-10-15-10(a)(1)(iv) explains that those noncontrolling rights may have little or no impact on the ability of a shareholder with a majority voting interest or limited partner with a majority of kick-out rights through voting interests to control the investee’s operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

25-5 The assessment of whether the rights of a noncontrolling shareholder or limited partner should overcome the presumption of consolidation by the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests in its investee is a matter of judgment that depends on facts and circumstances. The framework in which such facts and circumstances are judged shall be based on whether the noncontrolling rights, individually or in the aggregate, allow the noncontrolling shareholder or limited partner to effectively participate in certain significant financial and operating decisions of the investee that are made in the ordinary course of business. Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest or the general partner. That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the noncontrolling shareholder. Similarly, for limited partnerships, control does not rest with the limited partner with the majority of kick-out rights through voting interests if the limited partner cannot cause the general partner to take an action that is significant in the ordinary course of business if it has been vetoed by other limited partners. This assessment of noncontrolling rights shall be made at the time a majority voting interest or a majority of kick-out rights through voting interests is obtained and shall be reassessed if there is a significant change to the terms or in the exercisability of the rights of the noncontrolling shareholder or limited partner.

Additionally, the Company considered ASC 810-10-25-11 which states (emphasis added):

Noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder or limited partner to effectively participate in either of the following corporate or partnership actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

a Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures

b Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Finally, the Company considered the guidance in ASC 810-10-55-1 which provides implementation guidance for rights held by a noncontrolling shareholder and states:

Examples of how to assess individual noncontrolling rights facilitate the understanding of how to assess whether the rights of the noncontrolling shareholder or limited partner should be considered protective or participating and, if participating, whether the rights are substantive. An assessment is relevant for determining whether noncontrolling rights overcome the presumption of control by the majority shareholder or limited partner with a majority of kick-out rights through voting interests in an entity under the General Subsections of this Subtopic. Although the following examples illustrate the assessment of participating rights or protective rights, the evaluation should consider all of the factors identified in paragraph 810-10-25-13 to determine whether the noncontrolling rights, individually or in the aggregate, provide for the holders of those rights to effectively participate in certain significant financial and operating decisions that are made in the ordinary course of business:

a.	The rights of the noncontrolling shareholder or limited partner relating to the approval of acquisitions and dispositions of assets that are expected to be undertaken in the ordinary course of business may be substantive participating rights. Rights related only to acquisitions that are not expected to be undertaken in the ordinary course of the investee’s existing business usually are protective and would not overcome the presumption of consolidation by the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests in its investee. Whether a right to approve the acquisition or disposition of assets is in the ordinary course of business should be based on an evaluation of the relevant facts and circumstances. In addition, if approval by the shareholder or limited partner is necessary to incur additional indebtedness to finance an acquisition that is not in the investee’s ordinary course of business, then the approval by the noncontrolling shareholder or limited partner would be considered a protective right.

b.	Existing facts and circumstances should be considered in assessing whether the rights of the noncontrolling shareholder or limited partner relating to an investee’s incurring additional indebtedness are protective or participating rights. For example, if it is reasonably possible or probable that the investee will need to incur the level of borrowings that requires noncontrolling shareholder or limited partner approval in its ordinary course of business, the rights of the noncontrolling shareholder or limited partner would be viewed as substantive participating rights.

c.	The rights of the noncontrolling shareholder or limited partner relating to dividends or other distributions may be protective or participating and should be assessed in light of the available facts and circumstances. For example, rights to block customary or expected dividends or other distributions may be substantive participating rights, while rights to block extraordinary distributions would be protective rights.

d.	The rights of the noncontrolling shareholder or limited partner relating to an investee’s specific action (for example, to lease property) in an existing business may be protective or participating and should be assessed in light of the available facts and circumstances. For example, if the investee had the ability to purchase, rather than lease, the property without requiring approval of the noncontrolling shareholder or limited partner, then the rights of the noncontrolling shareholder or limited partner to block the investee from entering into a lease would not be substantive.

e.	The rights of the noncontrolling shareholder or limited partner relating to an investee’s negotiation of collective bargaining agreements with unions may be protective or participating and should be assessed in light of the available facts and circumstances. For example, if an investee does not have a collective bargaining agreement with a union or if the union does not represent a substantial portion of the investee’s work force, then the rights of the noncontrolling shareholder or limited partner to approve or veto a new or broader collective bargaining agreement are not substantive.

f.	Provisions that govern what will occur if the noncontrolling shareholder or limited partner blocks the action of an owner of a majority voting interest or general partner need to be considered to determine whether the right of the noncontrolling shareholder or limited partner to block the action has substance. For example, if the shareholder or partnership agreement provides that if the noncontrolling shareholder or limited partner blocks the approval of an operating budget, then the budget simply defaults to last year’s budget adjusted for inflation, and if the investee is a mature business for which year-to-year operating budgets would not be expected to vary significantly, then the rights of the noncontrolling shareholder or limited partner to block the approval of the operating budget do not allow the noncontrolling shareholder or limited partner to effectively participate and are not substantive.

g.	Noncontrolling rights relating to the initiation or resolution of a lawsuit may be considered protective or participating depending on the available facts and circumstances. For example, if lawsuits are a part of the entity’s ordinary course of business, as is the case for some patent-holding companies and other entities, then the noncontrolling rights may be considered substantive participating rights.

h.	A noncontrolling shareholder or limited partner has the right to veto the annual operating budget for the first X years of the relationship. Based on the facts and circumstances, during the first X years of the relationship this right may be a substantive participating right. However, following Year X there is a significant change in the exercisability of the noncontrolling right (for example, the veto right terminates). As of the beginning of the period following Year X, that right would no longer be a substantive participating right and would not overcome the presumption of consolidation by the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests in its investee.

In its evaluation, in consideration of the above guidance, the Company determined that FCG LLC expects to make investments as contemplated in (x) in excess of $1,000,000 in the ordinary course of business and such a decision is a significant operating decision of FCG LLC. The right granted by (xi) is sufficiently broad that such a right would be a significant operating decision of FCG LLC and the Company also cannot objectively determine that the probability of interference with the QIC Priority Commitment is remote. The Company determined that the probability that FCG LLC will incur indebtedness in excess of $1,000,000 as contemplated by (xvi) is a significant financial decision of FCG LLC and is not remote. QIC Manager approval is required on the budget and business plan of the company per (xx), including further amendments or deviations. Together these clauses give QIC the right to participate in significant financial and operating decisions of FCG LLC, including budgets, in the ordinary course of business.

As these rights allow QIC to effectively participate in certain significant financial and operating decisions of FCG LLC that are made in FCG LLC’s ordinary course of business, although also protective of QIC’s investment, this overcomes the presumption that the Company shall consolidate FCG LLC. While the Company has a majority ownership in FCG LLC, it does not have a majority voting interest when considering the analysis above. In accordance with ASC 810-10-40-4, FCG LLC will be deconsolidated as of July 27, 2023, the date the Company ceases to have a controlling financial interest. As of July 27, 2023 FCG LLC will be accounted for as an equity method investment in the Company’s consolidated financial statements.

The Company further advises the Staff that it has revised the Subsequent events note on page F-165 of the Company’s unaudited consolidated financial statements for the six months ended June 30, 2023 and 2022 to address the Staff’s comment.

* * *

Please do not hesitate to contact Joel Rubinstein (212) 819-7642 or James Hu (212) 819-2505 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Cecil D. Magpuri, Chief Executive Officer, Falcon’s Beyond Global, Inc.

Joanne Merrill, Chief Financial Officer, Falcon’s Beyond Global, Inc.

Jonathan Rochwarger, Marie Elena Angulo, White & Case LLP

Stefan G. de Pozsgay, Evan M. D’Amico, Gibson, Dunn & Crutcher LLP